Exhibit 99.6

PORFIRIO CABALEIRO RODRIGUEZ

Mining Engineer and Director

GE21 Consultoria Mineral

Avenida Afonso Pena, 3130 - 12º andar

Belo Horizonte, Minas Gerais, Brazil, CEP 30.130-910

CONSENT OF QUALIFIED PERSON

I, Porfirio Cabaleiro Rodriguez, consent to the public filing of the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil - Phase 3 Mineral Resource Estimate”, (the “Technical Report”) with an effective date of 30th May, 2022 by Sigma Lithium Corporation (the “Corporation”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Corporation dated June 22, 2022 (the “News Release”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this 5th day of August, 2022.

/s/ Porfirio Cabaleiro Rodriguez
Porfirio Cabaleiro Rodriguez, BSc. (MEng) Senior Director
GE21 Consultoria Mineral, FAIG #3708